SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2022

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Publicly Held Company Corporate Taxpayer’s ID (CNPJ/MF): 76.483.817/0001-20

Company Registry (NIRE): 41300036535 CVM Registration: 1431-1

B3 (CPLE3, CPLE5, CPLE6, CPLE11)

NYSE (ELP)

LATIBEX (XCOP, XCOPO, XCOPU)

Copel's Open Innovation Program - DemoDay

COPEL (“Company”), a company that generates, transmits, distributes and sells power, informs its shareholders and the market in general that, on this date, it presented the results of the first edition of the open innovation1 program “Copel Volt” (“Program”), at the Company's headquarters, in Curitiba/PR.

This initiative further reinforces the Company's culture of innovation and establishes greater integration with the best and boldest solutions to the main challenges of the Brazilian electricity sector, with gains for Copel and its customers.

The Program received more than 200 project applications from all over the world and 5 startups were selected, 3 Brazilian and 2 international, focusing on energy efficiency, electricity commercialization, electro-mobility, operational efficiency and customer loyalty.

The startups were selected based on their ability to execute, the degree of innovation of the projects and the impact that the solution can bring to the market. From this, Copel will be able to enable new business models, including new products and services.

More information about the Program can be obtained at https://copelvolt.com/ .

Curitiba, May 31, 2022.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or +55 41 3331-4011

1 Open innovation is the systematic that aims to improve the development of products or services, increasing the efficiency of the development and innovation processes of organizations, with a shorter term, lower cost, or adding new services through partnerships with different entities, such as startups. , educational institutions or technological institutes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date May 31, 2022

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.